Exhibit 3.9

Amendment to Article III, Section 3.02(a), of
the Amended and Restated Bylaws of
Meade Instruments Corp.,
a Delaware corporation

Effective as of December 15, 2006, the second sentence of Section 3.02(a) of Article III is amended to read in full as follows:

“The exact number of directors shall be seven (7) until changed, within the limits specified above, by resolution, duly approved by the Board of Directors.”